Filed by Electronic Data Systems Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Electronic Data Systems Corporation

Commission File No. 001-11779

Electronic Data Systems Corporation

Registration Statement on Form S-4

Registration No. 333-114061

The following press release was issued on May 3, 2004 by Electronic Data Systems Corporation:

NEWS RELEASE

CONTACT:

Sean Healy

212-610-8173

shealy@eds.com

FOR IMMEDIATE RELEASE, MONDAY, MAY 3, 2004

EDS SETS DETAILS ON REMARKETING OF ITS 5.78% SENIOR NOTES DUE 2006

PLANO, Texas – EDS today announced the basis for resetting the interest rate on its 5.78% Senior Notes due 2006 (“Senior Notes”) underlying its Income PRIDES. The new interest rate is to be effective on and after May 17, 2004 (upon a successful remarketing), in connection with the proposed remarketing of the Senior Notes. The rate will be set in accordance with the procedures outlined under the contractual requirements of the Senior Notes.

Today’s announcement covers the following securities:

– EDS 5.78% Senior Notes due 2006 (CUSIP No. 285661401) and

– Income PRIDES issued by EDS (CUSIP No. 285661203).

The reset rate on the Senior Notes, effective on and after May 17, 2004, will be equal to the sum of (x) the reset spread and (y) the yield on the selected benchmark U.S. Treasury security (CUSIP No. 912828BF6; maturity date August 15, 2006), each to be determined on May 12. The reset spread will be the appropriate spread so that the reset rate will be the interest rate that the Senior Notes should bear in order for the Senior Notes to have an approximate aggregate market value of 100.5% of the purchase price of a specified portfolio of U.S. Treasury securities. Today, the reset spread is expected to be 326 basis points. The actual reset spread will be determined on May 12 and could be higher or lower than today’s expected reset spread.

EDS is currently engaged in an exchange offer for its Income PRIDES, which expires at midnight (ET) on Tuesday, May 11, 2004, unless further extended by EDS. Senior Notes comprising part of the Income PRIDES that have been tendered and accepted by EDS before the remarketing on May 12, 2004 will not be included in the remarketing. If the exchange offer has not been completed before the remarketing date, tendered Income PRIDES will be obligated to participate in the remarketing on May 12, unless holders either have timely given notice of cash settlement or have converted to Growth PRIDES in accordance with the terms of the Purchase Contract Agreement and the Senior Notes comprising part of the Income PRIDES.

The Senior Notes to be remarketed will be sold only in connection with the delivery of a Prospectus Supplement to the Prospectus dated June 13, 2001 (the “Prospectus Supplement”), which will be filed with the Securities and Exchange Commission (the “SEC”) under Rule 424(b)(5) on or before May 12, 2004. A copy of the Prospectus Supplement may be obtained after it has been filed with the SEC, at no charge, from EDS by contacting Lori Marsh,972-605-8933, or from the SEC’s Web site at www.sec.gov. The Prospectus Supplement and any other relevant documents filed with the SEC will contain important information that should be read carefully before any decision is made to purchase Senior Notes in the remarketing.

The EDS common stock being offered to holders of Income PRIDES in the exchange offer may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange offer becomes effective. Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer may be obtained at no charge from Mellon Investor Services LLC, the information agent for the offer, or from the SEC’s Web site at www.sec.gov. The materials related to the exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the EDS common stock in the exchange offer or the Senior Notes in the remarketing in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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